UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 0-11330

Paychex, Inc. 401(k)

Incentive Retirement Plan

(Full title of the Plan)

Paychex, Inc.

911 Panorama Trail South

Rochester, NY 14625

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedules and Exhibit

Page No.
Signatures	1

Financial Statements

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Exhibit

23.1 – Consent of Independent Registered Public Accounting Firm for report dated June 10, 2019

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 10, 2019:

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
(Name of Plan)

/s/ Jacob W. Flaitz, Jr.
Jacob W. Flaitz, Jr.
401(k) Committee Member

Report of Independent Registered Public Accounting Firm

To the Paychex, Inc. 401(k) Incentive Retirement Plan Committee and Participants of the

Paychex, Inc. 401(k) Incentive Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully Submitted,

/s/ Insero & Co. CPAs, LLP

Insero & Co. CPAs, LLP

Certified Public Accountants

We have served as the Plan’s auditor since the year ended December 31, 2013.

Rochester, New York

June 10, 2019

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In Thousands)

As of December 31,	2018	2017
Assets
Cash	$5,429	$3,754
Investments:
Paychex ESOP Stock Fund	154,335	164,314
American Funds EuroPacific Growth Fund	62,662	69,936
ClearCourse Group Variable Annuity	5,527	7,214
Columbia Short Term Bond Fund	11,910	14,502
Fidelity Balanced Fund — Class K	53,642	56,310
Fidelity Freedom 2005 — 2060 Funds — Class K	227,712	230,622
Fidelity Freedom Income Fund — Class K	2,210	2,140
Fidelity Government Money Market Fund	41,708	42,480
Fidelity International Index Fund	30,340	35,503
Fidelity Total Market Index Fund	30,141	34,217
Fidelity U.S. Bond Index Fund	69,917	67,814
Fidelity 500 Index Fund	107,446	94,751
Glenmede Small-Cap Equity Portfolio Fund	28,639	34,705
Harbor Capital Appreciation Fund	93,645	95,553
Invesco Growth and Income Fund	43,385	64,299
MFS Midcap Value Fund	41,200	44,896
Vanguard S&P Mid-Cap 400 Index Fund	49,261	56,426
Vanguard S&P Small-Cap 600 Index Fund	38,486	36,880
Total investments	1,092,166	1,152,562

Notes receivable from participants	23,718	21,878
Net assets available for benefits	$1,121,313	$1,178,194

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In Thousands)

Year ended December 31,	2018	2017
Contributions:
Participant	$69,246	$63,195
Participant rollovers	11,259	6,427
Employer, net of forfeitures	26,453	22,492
Transfers from other qualified plans	3,290	—
Total contributions	110,248	92,114
Investment (loss)/income:
Dividends and interest income	61,125	52,065
Net realized and unrealized (depreciation)/appreciation in fair value of investments	(135,137)	121,691
Total investment (loss)/income	(74,012)	173,756

Interest income on notes receivable from participants	1,095	918

Benefits paid to participants	(94,212)	(84,916)
Change in net assets available for benefits	(56,881)	181,872

Net assets available for benefits at beginning of year	1,178,194	996,322
Net assets available for benefits at end of year	$1,121,313	$1,178,194

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE A. PLAN DESCRIPTION

The following brief description of the Paychex, Inc. (the “Company” or “Paychex”) 401(k) Incentive Retirement Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan Document and Summary Plan Description.

General: The Plan is a defined contribution plan qualified under Sections 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax and/or after-tax basis through payroll deductions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on July 1, 1984 and restated in April 2002, January 2007, October 2011, January 2017 and February 2018 to include legislative and other applicable regulatory developments, including safe harbor provisions, through February 2018, as well as make other changes and enhancements to the Plan.

The Plan operates in part as an employee stock ownership plan (“ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date.  As of December 31, 2018 and 2017, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex common stock in the form of cash or have them reinvested into the Paychex ESOP Stock Fund (“ESOP Fund”).

Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Vice President of Human Resources and Organizational Development and approved by the Board of Directors of Paychex. The Plan’s trustee and record keeper is Fidelity Management Trust Company (“Fidelity”), who is also the trustee for the ESOP Fund. Fidelity was responsible for the custody and management of the Plan’s assets for the periods noted.

Plan Amendments:  In January 2018, the Plan was amended to clarify the definition of compensation and facilitate the transfer of assets from the HR Outsourcing Holdings, Inc. (“HROI”) 401(k) Plan (the “HROI Plan”).  There were no other amendments to the Plan during 2018 or 2017.

Plan Acquisitions:   In December 2018, the Company acquired Oasis Outsourcing Group Holdings, L.P. (“Oasis”).    Oasis and all its operating subsidiaries became a wholly owned subsidiary of the Company.  The Company is currently evaluating its options on incorporating the Oasis 401(k) Plan into the Plan and will likely complete the transfer on or around February 2020.

In August 2017, the Company acquired HROI and all its operating subsidiaries. On January 1, 2018, approximately 100  participants of the HROI Plan became participants in the Plan, and on February 1, 2018,  HROI Plan assets were transferred to the Plan.   Service time recognized under the HROI Plan was recognized for employer match eligibility and vesting purposes under the Plan.  The increase in net assets available for benefits resulting from participant reinvestments into the Plan was approximately $3,290,000.

Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the Plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution, when such matching contribution is in effect.

Contributions: Employees may contribute, on a pre-tax basis and/or on an after-tax basis, from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limitations established by the Code.  For the Roth 401(k), employees may only contribute on an after-tax basis, subject to these same limitations. The maximum allowable annual employee contribution to the Plan was $18,500 and $18,000 for calendar years ended December 31, 2018 and 2017, respectively.  The Plan Committee may establish for any Plan year a contribution percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans or individual retirement accounts.

Beginning March 30, 2018, the Company provides a matching contribution in the amount of 100% of the first 3% and 50% on the next 2% of eligible pay that an employee contributes to the Plan for a total matching contribution of 4%.  Prior to March 30, 2018, the Company provided a matching contribution in the amount of 50% of up to 8% of eligible pay that an employee contributed to the Plan. The Company may also elect to make an additional discretionary contribution to the Plan, but has not done so for 2018 and 2017.

Additionally, participants who are age 50 or older by the end of the calendar year are also allowed to make an additional “catch-up” contribution on a pre-tax basis and/or on an after-tax basis. For the Roth 401(k), participants’ “catch-up” contributions can only be made on an after-tax basis. This contribution was limited to $6,000 in 2018 and 2017. The “catch-up” contributions are included in the match calculation, when such matching contribution is in effect, if the employee’s regular contribution is less than the allowable percentage of eligible pay.

Vesting: Participants are fully vested as to their elective contributions, rollover contributions, and company matching contributions, as well as any earnings or losses on them. Within the ESOP Fund, dividends received are fully vested, regardless of years of service.

Participant Accounts: The trustee maintains an account for each participant, including participant-directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the ESOP Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.

Investment Options: As of December 31, 2018, participants may direct contributions in the following investment options:

Paychex ESOP Stock Fund
American Funds EuroPacific Growth Fund
Columbia Short Term Bond Fund
Fidelity Balanced Fund — Class K
Fidelity Freedom 2005 — 2060 Funds — Class K
Fidelity Freedom Income Fund — Class K
Fidelity Government Money Market Fund
Fidelity International Index Fund
Fidelity Total Market Index Fund
Fidelity U.S. Bond Index Fund
Fidelity 500 Index Fund
Glenmede Small-Cap Equity Portfolio Fund
Harbor Capital Appreciation Fund
Invesco Growth and Income Fund
MFS Midcap Value Fund
Vanguard S&P Mid-Cap 400 Index Fund
Vanguard S&P Small-Cap 600 Index Fund

Participants may choose to change their investment option choices and how their contributions are allocated to each fund chosen at any time. The Plan Committee regularly reviews performance, fees, and other key indicators of all investment options and may enter or exit funds at its discretion with the exception of the ESOP Fund.

ClearCourse Group Variable Annuity is an investment option that provides both guaranteed income at retirement with additional market growth opportunity based on the market performance of its underlying portfolio and it has no redemption restrictions. Effective February 27, 2012, ClearCourse Group Variable Annuity was frozen to new contributions and transfers into the fund.

Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions. Total forfeitures used to reduce employer contributions were approximately $11,000 for 2018 and approximately $36,000 for 2017. Forfeited balances not yet applied to reduce employer contributions as of December 31, 2018 and 2017, respectively, were not material to the financial statements.

Participant Loans: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the United States (“U.S.”) prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. Participant loans are subject to a one-time, non-refundable loan origination fee of $75, which is deducted from the participant’s account.

Withdrawals: Withdrawals for financial hardship are permitted provided they are for a significant and immediate financial need, meet the applicable hardship criteria as outlined in the Code, and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal and must exhaust all other eligible withdrawals available in the Plan. One hardship withdrawal may be taken each calendar year. For actively employed Plan participants, the Plan also allows for: partial withdrawals of vested balances at age 59 1/2; withdrawals of rollover contributions made prior to April 15, 2002; and withdrawals of dividends on the participant’s shares of Paychex common stock in the ESOP Fund in the form of cash, if desired.

Payment of Benefits: Upon separation from employment, at retirement, or reaching the age of 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a fixed period of time.

Participants in the ClearCourse Group Variable Annuity may elect to receive their vested interest as follows: full lifetime retirement income guarantee at the age of 65 or older; reduced lifetime retirement income guarantee between the ages of 55 and 64; and forfeiture of the lifetime retirement income guarantee prior to age 55.

Voting and Tender Offer Rights on ESOP Stock: Each participant in the ESOP Fund is entitled to exercise voting rights on shares held in their account and also direct the ESOP trustee to tender their shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate their preference with respect to a tender offer, the trustee will vote the participant’s shares and unallocated shares in the same proportion as the shares for which the trustee has received instructions.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to permanently discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan Committee to make estimates, judgements and assumptions that affect the amounts reported in the financial statements and accompanying notes during the reporting period.  Actual amounts and results could differ from these estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C, Fair Value Measurements, for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net realized gains or losses upon the sale of investments are based on their average cost. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Contributions: Contributions from the Company are accrued in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Notes Receivable from Participants: The principal amount of loans plus any unpaid accrued interest is reported as notes receivable from participants on the Statements of Net Assets Available for Benefits. Loans to participants have various maturity dates and interest rates range from 4.25% to 8.0%. Interest earned is recorded on an accrual basis as interest income on notes receivable from participants in the Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: Costs related to administering the Plan may be paid by the Company or the Plan.  The Company paid approximately $310,000 and $340,000 in 2018 and 2017, respectively, in administrative expenses.

Recently Adopted Accounting Pronouncements: On January 1, 2018, the Plan adopted Accounting Standards Update (“ASU”) No. 2016-01 “Financial Instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU No. 2016-01 provides updated guidance for the recognition, measurement, presentation, and disclosure of certain financial assets and liabilities.  The adoption of this guidance did not have a material impact on the Plan’s financial statements.

There were no recently adopted accounting pronouncements during 2017.

Recently Issued Accounting Pronouncements:   In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.”  ASU No. 2018-13 modifies the disclosure requirements in Topic 820, “Fair Value Measurement,” based on the FASB Concepts Statement, “Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements,” including consideration of costs and benefits.  This guidance is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years, with early adoption permitted. This guidance is applicable to the Plan beginning January 1, 2020. The Plan is currently evaluating the potential effects of this guidance on its financial statements.

Other recent accounting pronouncements issued by the FASB (including technical corrections to the FASB’s Accounting Standards Codification), and the American Institute of Certified Public Accountants did not, or are not, expected to have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Subsequent Events: The Plan has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance of these financial statements.

Reclassifications:  Certain prior period amounts have been reclassified to conform to the current period presentation, and had no material effect on the reported change in net assets available for benefits.

NOTE C. FAIR VALUE MEASUREMENTS

The carrying value of cash approximates its fair value due to the short maturity of this financial instrument. Notes receivable from participants are valued at the principal amount plus accrued interest, which approximates fair value. Mutual funds and Paychex common stock, which is the sole investment in the ESOP Fund, are stated at their approximate fair value based on quoted market prices in active markets. The Annuity Fund, ClearCourse Group Variable Annuity, is valued by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying investments less applicable ClearCourse asset charges. The underlying investments are in the Janus Henderson Balanced T Share Class Fund.

The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.
•

Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s financial assets measured at fair value on a recurring basis were as follows:

	December 31, 2018
		Quoted	Significant
		prices in	other	Significant
	Carrying	active	observable	unobservable
	value	markets	inputs	inputs
In Thousands	(Fair value)	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$932,304	$932,304	$—	$—
Paychex common stock	154,335	154,335	—	—
Annuity fund	5,527	—	5,527	—

	December 31, 2017
		Quoted	Significant
		prices in	other	Significant
	Carrying	active	observable	unobservable
	value	markets	inputs	inputs
In Thousands	(Fair value)	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$981,034	$981,034	$—	$—
Paychex common stock	164,314	164,314	—	—
Annuity fund	7,214	—	7,214	—

NOTE D. RISKS AND UNCERTAINTIES

The Plan provides certain investments that are exposed to various risks, such as interest rate risk, credit risk, and market volatility risk. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and of the Statements of Changes in Net Assets Available for Benefits.

The Plan’s exposure to a concentration of risk is limited by the diversification of investments across 28 participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ESOP Fund, which invests in a single security and cash.

NOTE E. RELATED PARTY TRANSACTIONS

The Plan’s holdings of Paychex common stock qualify as party-in-interest transactions.  As of December 31, 2018, the Plan held 2,368,919 shares of Paychex common stock at a fair market value of $154,335,113.  As of December 31, 2017, the Plan held 2,413,081 shares of Paychex common stock at a fair market value of $164,313,739.

Certain Plan investments are managed by Fidelity.  Fidelity serves as trustee, recordkeeper, and custodian of the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions.  Costs related to administering the Plan are generally paid by the Company.  Refer to Note B, Summary of Significant Accounting Policies, for additional information.

NOTE F. TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated December 1, 2017, stating that the Plan, and amendments through January 16, 2017, is qualified under Section 401(a) and Section 4975(e) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The preparation of financial statements in conformity with U.S. GAAP requires the Plan Committee to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  Therefore, the Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G. RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation between the net assets available for benefits as reported in the financial statements to the net assets available for benefits as reported in IRS Form 5500 as of:

	December 31,
In Thousands	2018	2017
Net assets available for benefits – financial statements	$1,121,313	$1,178,194
Less: deemed distributions – defaulted loans	133	92
Net assets available for benefits – IRS Form 5500	$1,121,180	$1,178,102

NOTE H. PROHIBITED TRANSACTIONS

On one occasion during 2017, the Company failed to timely deposit approximately $300 of participant contributions as required by the United States Department of Labor (“DOL”).  The DOL considers late deposits to be a prohibited transaction.  The Plan subsequently deposited the participant contributions and lost earnings shortly thereafter during 2017 and the deposit is considered fully corrected.  Lost earnings corrected by the Plan were not material to its financial statements.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(SCHEDULE H, LINE 4i – FORM 5500)

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

EIN-16-1124166

PLAN 001

December 31, 2018

(Dollars, Units, and Shares in Thousands)

Identity of	Description of Investment Including Maturity
Party	Date, Rate of Interest, Collateral, Par or	Units/	Current
Involved	Maturity Value	Shares	Value

Fidelity*	Cash	—	$5,429
Fidelity*	Paychex, Inc. Common Stock	2,369	154,335
Fidelity*	American Funds EuroPacific Growth Fund	1,393	62,662
Fidelity*	ClearCourse Group Variable Annuity	326	5,527
Fidelity*	Columbia Short Term Bond Fund	1,212	11,910
Fidelity*	Fidelity Balanced Fund — Class K	2,598	53,642
Fidelity*	Fidelity Freedom 2005 Fund — Class K	65	757
Fidelity*	Fidelity Freedom 2010 Fund — Class K	100	1,441
Fidelity*	Fidelity Freedom 2015 Fund — Class K	188	2,227
Fidelity*	Fidelity Freedom 2020 Fund — Class K	976	14,300
Fidelity*	Fidelity Freedom 2025 Fund — Class K	1,756	22,349
Fidelity*	Fidelity Freedom 2030 Fund — Class K	2,001	31,335
Fidelity*	Fidelity Freedom 2035 Fund — Class K	2,437	31,636
Fidelity*	Fidelity Freedom 2040 Fund — Class K	4,276	38,654
Fidelity*	Fidelity Freedom 2045 Fund — Class K	3,410	34,956
Fidelity*	Fidelity Freedom 2050 Fund — Class K	3,196	32,982
Fidelity*	Fidelity Freedom 2055 Fund — Class K	1,240	14,554
Fidelity*	Fidelity Freedom 2060 Fund — Class K	239	2,521
Fidelity*	Fidelity Freedom Income Fund — Class K	201	2,210
Fidelity*	Fidelity Government Money Market Fund	41,708	41,708
Fidelity*	Fidelity International Index Fund	835	30,340
Fidelity*	Fidelity Total Market Index Fund	427	30,141
Fidelity*	Fidelity U.S. Bond Index Fund	6,198	69,917
Fidelity*	Fidelity 500 Index Fund	1,234	107,446
Fidelity*	Glenmede Small-Cap Equity Portfolio Fund	1,266	28,639
Fidelity*	Harbor Capital Appreciation Fund	1,511	93,645
Fidelity*	Invesco Growth and Income Fund	2,115	43,385
Fidelity*	MFS Midcap Value Fund	2,075	41,200
Fidelity*	Vanguard S&P Mid-Cap 400 Index Fund	221	49,261
Fidelity*	Vanguard S&P Small-Cap 600 Index Fund	152	38,486
Participants *	Participant loans **	—	23,718
			$1,121,313

* Represents party-in-interest

** Loans to participants have various maturity dates (interest at 4.25% to 8.0%).